575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

November 14, 2011

Via EDGAR and Federal Express

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549-3628

Re:	AMAG Pharmaceuticals, Inc. (“AMAG” or the “Company”) Preliminary Consent Statement on Schedule 14A filed November 2, 2011 Filed by MSMB Capital Management LLC, et al. File No. 001-10865

Dear Mr. Hindin,

Set forth below is the response on behalf of MSMB Capital Management LLC (“MSMB”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 10, 2011 (the “Comment Letter”) concerning the Preliminary Consent Statement on Schedule 14A which was originally filed with the Commission on November 2, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, MSMB.

We are providing to you under separate cover two copies of Amendment No. 2 to the above-referenced Preliminary Consent Statement on Schedule 14A, which has been filed with the Commission concurrently herewith, one of which as been marked to show changes from the previously filed version.

 Schedule 14A – Preliminary Consent Statement filed November 2, 2011

1.
We note that you have made statements in your consent solicitation that appear to directly or indirectly impugn the character, integrity or personal reputation of AMAG’s management and board of directors, all without adequate factual foundation. The following problematic statements are representative of those that appear in your consent solicitation:

•
“…the Company Board did not realize, or decided not to disclose to the Company Stockholders that Dr. Pereira and Mr. Paul Berns, the President and Chief Executive Officer of Allos, had a long-standing friendship and pre-existing relationship and that Mr. Berns approached Dr. Pereira after neither Allos nor its financial adviser could find a buyer….” (page ii);

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Perry J. Hindin, Esq.
Securities and Exchange Commission
November 14, 2011

•
“The Company Board also demonstrated its unwillingness to protect or prioritize the interests of its stockholders when on August 8, 2011, it rejected MSMB’s all-cash offer of $18.00 per share…without discussing the Proposed Offer with MSMB.” (page ii); and

•
“The Company Board has demonstrated a propensity to conduct business based on personal relationships rather than based on maximizing shareholder value, as evidenced by the failed Proposed Merger with Allos and the excessive compensation paid to Dr. Pereira despite the Company’s poor performance.” (page ii).

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

We believe that our statements set forth in the Preliminary Consent Statement have a strong factual foundation.  Specifically, with respect to the Staff’s first bullet point, Allos Therapeutics, Inc., in a Form 8-K filed with the Commission on October 14, 2011, stated that Mr. Berns “was familiar with Mr. Narachi and Dr. Pereira from his prior employment.”  Mr. Berns has worked at Allos since March, 2006 and based on the aforementioned statement must have worked with Mr. Narachi and Dr. Pereira at some point prior to that date.  Therefore, we believe it is reasonable to characterize a relationship that has lasted for five years as “long-standing”.  We have revised the disclosure however, to replace the word “friendship” with “relationship” on pages ii and 3.  We have further clarified on such pages that Mr. Berns initially contacted Mr. Narachi about the proposed merger, who in turn referred the matter to Dr. Periera.

With respect to the Staff’s second bullet point, it is factually accurate that the Company Board rejected our offer without engaging us or our representatives.  We believe it to be a reasonable assertion that a disservice was done to the AMAG stockholders by the Company Board when it decided to not try to discuss the terms of our offer with us.

Perry J. Hindin, Esq.
Securities and Exchange Commission
November 14, 2011

With respect to the Staff’s third bullet point, we believe the available evidences supports our assertion of the Company Board conducting business based on personal relationship.  First, Allos stated in a filing with the Commission that Mr. Berns’ prior relationship with Mr. Narachi and Dr. Pereira led to the initiation of discussions that resulted in the failed merger between the two companies.  Second, the Company Board is composed of individuals with long-standing personal ties.  For example, Drs. Bonventre and Pereira have published numerous articles together1 and are both active in Boston’s medical and academic community.  We believe that Mr. Narachi’s and Dr. Pereira’s long-standing personal relationship is well documented.  Additionally, AMAG’s Compensation Committee includes Messrs. Narachi and Scoon, each of whom have served on the Company Board with Dr. Pereira since 2006.  Furthermore, AMAG’s Compensation Committee increased Dr. Pereira’s salary and significantly improved his “golden parachute” in recent years despite the Company’s stock losing approximately 80% of its value under his management. Due to these factors, we believe that personal relationships affected the Company Board’s dealings.

2.
A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

•	statement that the Company indicated in an October 21, 2011 analyst conference call that it “intends to pursue acquisitions similar to Allos”; and

•	statement that the Nominees are “capable of undertaking steps to maximize stockholder value on an expedited basis.”

With respect to the Staff’s first bullet point, we have revised the referenced disclosure on pages ii, 3 and 4 as requested.

With respect to the Staff’s second bullet point, we have revised the referenced disclosure on pages ii and 3 as requested.
______________________

1 See J Am Soc Nephrol. 2007 Mar;18(3):904-12; J Am Soc Nephrol. 2007 Jan;18(1):255-63; and Kidney Int. 2005 Jan;67(1):14-33.

Perry J. Hindin, Esq.
Securities and Exchange Commission
November 14, 2011

3.
On pages ii, 3 and 15 of your filing, please revise your blanket statement that the Company missed its performance goals to clarify that the Company did not meet its Feraheme net sales goals. We note that the Compensation Committee also stated that the Company met or exceeded other 2010 Board approved performance goals, particularly with respect to indication and market expansion.

We have revised the disclosure on pages ii and 3 as requested.

Background of the Written Consent Solicitation, page 11

4.
We note the disclosure in the second to last paragraph of this section that the Proposed Offer would be subject to a number of conditions, including the termination of the Merger Agreement. Please revise this statement to reflect the Company’s termination of the merger agreement with Allos.

We have revised the disclosure on page 17 as requested.

5.
Similarly, please revise the disclosure in the last paragraph of this section that if MSMB fails to obtain financing, it would be unable to proceed with the Proposed Offer and consequently, the Company may remain independent of both MSMB and Allos.

We have revised the disclosure on pages iii, 5 and 17 as requested.

The Nominees, page 16

6.	Please name the private consulting firm at which Dr. Rheinstein works.

Perry J. Hindin, Esq.
Securities and Exchange Commission
November 14, 2011

We have revised the disclosure on page 20 as requested.

If you have any additional questions regarding any of our responses or the definitive Consent Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel

Evan L. Greebel, Esq.

Enclosures

cc:           Martin Shkreli